INTER&CO, INC. NOTICE OF RELEVANT EQUITY PURCHASE INTER & CO, INC. (B3: INBR32; NASDAQ: INTR) (“Inter&Co” or “Company”), in compliance with the provisions of the Securities and Exchange Commission (“CVM”) in Article 12 of Resolution No. 44, dated August 23, 2021, hereby informs its shareholders and the market in general that it has been notified by SQUADRA INVESTIMENTOS – GESTÃO DE RECURSOS LTDA and SQUADRA INVESTMENTS – GESTÃO DE RECURSOS LTDA. ("Squadra Investimentos"), that they now hold 32,806,391 securities, equivalent to 10.07% of the Class A Common Shares issued by Inter&Co. The complete letter is attached to this 6K. According to Squadra Investimentos, the investment in the securities mentioned above is not aimed at altering the Company’s control or management structure. As provided in Resolution CVM No. 44, article 12, § 1, shareholders—whether direct or indirect—who engage in transactions that increase or decrease their equity participation to exceed or fall below the thresholds of 5%, 10% and so forth, of a class of shares issued by the Company, must disclose this information to the Company. After receiving the information, the Company must disclose it to the CVM and, if applicable, to the markets where its shares are admitted for trading. Belo Horizonte, May 22, 2026 RAFAELA DE OLIVEIRA VITÓRIA Investor Relations Officer

Rio de Janeiro, 20 de maio de 2026. À INTER & Co, Inc. At.: Rafaela de Oliveira Vitória Diretoria de Relações com Investidores Via email ri.equipe@inter.co Prezados Senhores, A SQUADRA INVESTIMENTOS – GESTÃO DE RECURSOS LTDA. (CNPJ/MF 09.267.871/0001-40) e SQUADRA INVESTMENTS – GESTÃO DE RECURSOS LTDA. (CNPJ/MF 09.278.157/0001-58), ambas com sede na cidade e estado do Rio de Janeiro, na Av. Borges de Medeiros nº 633, sala 704 (parte), vêm, nos termos da Resolução CVM n.º 44/2021, conforme alterada, solicitar a V.Sas. a divulgação, por meio do Sistema IPE, do seguinte “Comunicado ao Mercado”: COMUNICADO AO MERCADO Fundos de investimento geridos por SQUADRA INVESTIMENTOS – GESTÃO DE RECURSOS LTDA. e investidores não residentes geridos por SQUADRA INVESTMENTS – GESTÃO DE RECURSOS LTDA. (“Investidores”), nos termos da Resolução CVM n.º 44/2021, conforme alterada, vêm informar que, em negociações realizadas no pregão da Bolsa de Valores de São Paulo – BOVESPA, negociaram valores mobiliários de emissão da INTER & CO, Inc (“Companhia”), sendo que, nesta data os Investidores passaram a deter 32.806.391 (trinta e dois milhões, oitocentos e seis mil, trezentos e noventa e um) ações, equivalentes a 10,07% (dez inteiros e sete centésimos por cento) das Class A Common Shares emitidas pela Inter&Co.. A referida participação dos Investidores é representada por (i) 23.230.214 (vinte e três milhões, duzentos e trinta mil e duzentos e quatorze) Brazilian Depositary Receipts (INBR32) detidos à vista, e (ii) 9.576.177 (nove milhões, quinhentos e setenta e seis mil e cento e setenta e sete) Class A Common Shares detidas à vista. Informamos que do total informado acima, 447.712 (quatrocentos e quarenta e sete mil, setecentos e doze) Brazilian Depositary Receipts (INBR32) encontram-se doados em empréstimo. Os Investidores declaram que as aquisições realizadas não objetivam alterar a composição do controle ou a estrutura administrativa da Companhia. Permanecemos à disposição para quaisquer esclarecimentos. ____________________________________________________________ Squadra Investimentos - Gestão de Recursos Ltda. / Squadra Investments - Gestão de Recursos Ltda.